Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated May 23, 2014 included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated May 23, 2014 contains an explanatory paragraph that states that Affimed Therapeutics AG has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Leipzig, Germany

August 19, 2014